UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———————

FORM 8-K

———————

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 29, 2011

———————



United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

———————

Iowa	**001-34257**	**42-0644327**
(State or Other Jurisdiction of Incorporation)	**Commission File Number**	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

United Fire & Casualty Company (aka "United Fire Group") will give investor presentations on June 29, 2011.

Exhibit 99.1 is a copy of the booklet presented at, and posted in the Investor Relations section of our website (www.unitedfiregroup.com) under Reports, for a period of 14 days, in connection with the presentation. The booklet is being furnished pursuant to Item 7.01, and the information contained therein shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that Section. Furthermore, the information contained in Exhibit 99.1 shall not be deemed to be incorporated by reference into our filings under the Securities Act of 1933.

Additional Information and Where to Find It

United Fire & Casualty Company and United Fire Group, Inc. have filed a registration statement that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the proposed Reorganization. UF&C SHAREHOLDERS ARE URGED TO READ CAREFULLY THESE DOCUMENTS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN FILED AND MAILED, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. Investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about UF&C, United Fire Group and the proposed Reorganization, from the SEC at the SEC's website at http://www.sec.gov. In addition, copies of the preliminary proxy statement/prospectus and other filings containing information about UF&C, United Fire Group and the proposed Reorganization can be obtained without charge by directing a request to United Fire & Casualty Company, 118 Second Ave. SE, Cedar Rapids, IA 52401, Attention: Investor Relations Department (Telephone: (319) 399-5700) or accessing them on UF&C's corporate web site at www.unitedfiregroup.com.

UF&C, its directors, executive officers, certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of UF&C in favor of the proposed Reorganization. Additional information regarding the interests of potential participants in the proxy solicitation is included in the preliminary proxy statement/prospectus and will be included in the definitive proxy statement/prospectus and other relevant documents that United Fire & Casualty Company and United Fire Group, Inc. have filed and intend to file with the SEC in connection with the Special Meeting.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2010, filed with the SEC on March 1, 2011 and in our report on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on May 10, 2011. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.

Item 8.01. Other Events

United Fire & Casualty Company (aka "United Fire Group") will give investor presentations on June 29, 2011.

Exhibit 99.1 is a copy of the booklet presented at, and posted in the Investor Relations section of our website (www.unitedfiregroup.com) under Reports, for a period of 14 days, in connection with the presentation. The booklet is being furnished pursuant to Item 7.01, and the information contained therein shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that Section. Furthermore, the information contained in Exhibit 99.1 shall not be deemed to be incorporated by reference into our filings under the Securities Act of 1933.

Item 9.01. Financial Statements and Exhibits.

    (a) Not applicable.

    (b) Not applicable.

    (c) Not applicable.

    (d) Exhibits.

Exhibit Number	Description of Exhibit
99.1	Investor presentation booklet of United Fire Group, dated June 29, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

Date: June 29, 2011

/s/ Randy A. Ramlo
Randy A. Ramlo, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Investor presentation booklet of United Fire Group, dated June 29, 2011.

Exhibit 99.1



protecting dreams











United Fire Group®

INVESTOR PRESENTATION

June 29, 2011

UNITED FIRE GROUP: A SOLID INVESTMENT

Reasons supporting United Fire Group as a compelling investment include:

1. **Emphasizing heavy commercial lines writings, where pricing is the softest**
   - Our price reductions are less than when compared to the overall industry
   - Use of CATography™ and predictive analytics tools
   - Personal lines writings increasing to 15%
   - Overall increases for Q1 claimed by other companies
   - Quote opportunities up 16% over last year
   - Our hit ratio, as a group, is the highest to date
   - Rate gains are under $25k
   - Improvement seen in CAT exposed property areas

2. **Exposure to catastrophes**
   - Katrina
     1. Total demand of remaining claims is $28 million
     2. $17 million in reserves
   - 2nd Q CATs
     1. $30-$35 million after reinsurance
     2. adequately reserved with a high level of confidence
   - Purchase reinsurance
     1. 1-in-250-year-event level
     2. consider realistic disaster scenarios
   - PMLs (Probable Maximum Losses) have been reduced
     1. $285 million in 2006
     2. $107 million at December 31, 2010

3. **Uncertainty related to the Mercer Insurance Group acquisition and ongoing integration**
   - Deal closed March 28; integration efforts are proceeding as expected
   - Merger expenses have been less than budgeted so far
   - Substantial opportunity for expense reductions in IT, reinsurance, public company expenses

4. **Daily Trading Volume—liquidity**
   - Looking for long term owners of stock
   - Establishing a strong financial position
   - Reflecting low debt to writings and to capitalization; traditionally debt free

5. **Low ROEs (Return on Equity) over last 5 years**
   - Katrina strained earnings during last 5 years; development has significantly diminished
   - Combined ratio, excluding Katrina

2006:	82.9%
2007:	80.8%
2008:	111.1%
2009:	105.5%
2010:	97.9%

   - Average of 2.2% paid in dividends over the last 10 years
   - Excess capital pre-merger strained returns

continued on next page

— Repurchase of common stock; 323,597 in the 2nd Q of 2011
  1. Average price of $18.80
  2. Total cost of $6 million
— Niche products acquired in Mercer Insurance Group purchase
— Implementation of 5-year organic growth plan
— Life company emphasis on life products versus annuities
— Increasing property writings
— Coastal exposure reduction since 2006
— Use of CATtography™ and predictive modeling for better pricing decisions
— Implementation of economic capital model
— Expanding of service center unit
— Increased workers compensation writings using predictive modeling
— New urban agency appointments
— Expanded BOP program

6. Interest Rate risk

— Short duration will allow us to take advantage should interest rates increase
— Stress tested our investment portfolio against a wide array of potential interest rate scenarios, included a 400-basis-point interest rate spike

7. Concern related to municipal bond holdings

— 25% municipal bonds
— 93% of holdings are rated "A" or better
— No California bonds
— Most holdings are general obligation bonds
— Very few municipals were added to our portfolio during 2010
— Exposure limited to any one issuer

8. Concerns of dwindling industry reserve releases

— Consistent reserving practices
— Historically reported loss redundancies

Deep discount to book not supported by business fundamentals

■ Concern about Hurricane Katrina development

■ Prolonged length of the soft market

■ Fear of rising interest rates

■ We engage in active catastrophe management, purchasing our catastrophe coverage based upon a 1-in-100 year event, and within PMLs of several Realistic Disaster Scenarios

■ We are able to manage the underwriting cycle by implementing lower price swings between market shifts, helping retain good accounts across the cycles

COMPANY OVERVIEW & OPERATING PHILOSOPHY

Founded by Scott McIntyre Sr. in 1946, United Fire Group provides protection to individuals, businesses and organizations through several regional insurance companies. We are represented by professional independent insurance agents throughout the country, predominantly in the Midwest, West and South. We offer a complete line of products, including commercial insurance, personal insurance, life insurance and surety bonds. Over 870 individuals are employed throughout our offices in Cedar Rapids, Iowa (company headquarters); Rocklin, California; Denver, Colorado; Pennington, New Jersey; Lock Haven, Pennsylvania; and Galveston, Texas. We also maintain a claims office in New Orleans, Louisiana.

Since our inception over 60 years ago, United Fire Group has grown into a publicly traded multibillion-dollar company that has the added distinction of being the largest locally headquartered financial institution in Cedar Rapids. We maintain a conservative approach to the management of our business operations, focusing on writing good business at an adequate price and preferring quality to volume.

During 2010, we not only remained firmly committed to the core principles that have always guided us in the past, but we also took the opportunity to build toward the future with our acquisition of Mercer Insurance Group. Mercer Insurance presented a very attractive opportunity for us: the company had a long track record of operating profitably in six states—New Jersey and Pennsylvania on the east coast, and Arizona, California, Nevada and Oregon in the west—with no overlap between our two agency networks. The combined entity will market through more than 1,200 independent agencies in 43 states, plus the District of Columbia, diversifying exposure to weather and other catastrophe risks across its geographic markets.

Over the past six months, our management team and Board of Directors have been working to form a holding company, like many of our peers. Creation of a holding company will make it easier and less expensive to raise capital, as well as easier to allocate capital among companies as needed. We will be asking for Board and shareholder approval later this summer.

Our company stock is listed on the Nasdaq Stock Market LLC under UFCS. For more information about United Fire Group, visit us online at **www.unitedfiregroup.com**.



- Iowa Corporation: P&C and life insurance

- 2010 premiums earned: $605 million

- 6 regional offices:

    - Cedar Rapids, Iowa (home office)

    - Rocklin, California

    - Denver, Colorado

    - Pennington, New Jersey

    - Lock Haven, Pennsylvania

    - Galveston, Texas

- Over 870 people employed

- Nasdaq symbol: UFCS

CONSOLIDATED HIGHLIGHTS

As of March 31, 2011

Total Assets...............$3.5 billion

P&C Reserves.........$913 million

Statutory Capital and Surplus ....$603 million

GEOGRAPHIC PRESENCE

Property and casualty insurance



- More than 1,200 independent agencies, including Mercer Insurance Companies *(as of 3/31/2011)*

- Licensed in 43 states (and D.C.), primarily Midwest, West and South

- Active in 33 states (including Mercer Insurance Companies)

- Primarily commercial business



Life insurance

- 964 independent agencies *(as of 3/31/2011)*

- Licensed in 29 states, primarily Midwest and West

- Provides stable net income flow

- Provides product diversification for agents

- Market fixed annuites only—no variable rate products

ACQUISITIONS

- 1979 Lafayette Insurance Company

- 1981 Protective Fire & Casualty Company

- 1990 State Auto book of business

- 1990 Addison Farmer's Insurance Company

- 1999 American Indemnity Group of Companies

- 2011 Mercer Insurance Group

DIRECT PREMIUM BREAKDOWN

(As of 12/31/2010)

CEDAR RAPIDS HOME OFFICE	
Midwest Underwriting	$ 133 million
Great Lakes Underwriting	$ 111 million
Personal Lines Underwriting	$ 44 million
Surety	$ 20 million
GULF COAST REGIONAL OFFICE	$ 91 million
DENVER REGIONAL OFFICE	$ 37 million
EAST COAST REGIONAL OFFICE	$ 60 million
WEST COAST REGIONAL OFFICE	$ 88 million
TOTAL (pro forma)	$ 584 million

2010 DIRECT PREMIUM BY STATE

(In THOUSANDS)

PROPERTY & CASUALTY				LIFE INSURANCE		
CA	$ 77,057	13.2%		IA	$ 45,336	32.6%
TX	$ 68,655	11.8%		WI	$ 13,942	10.0%
IA	$ 68,373	11.7%		IL	$ 13,629	9.8%
NJ	$ 44,760	7.7%		MN	$ 11,875	8.5%
MO	$ 40,350	6.9%		NE	$ 11,317	8.1%

2010 DIRECT STATUTORY WRITTEN PREMIUM BY PRODUCT LINE

(In THOUSANDS)

PROPERTY & CASUALTY				LIFE INSURANCE		
Fire & Allied Lines	$ 246,798	42.2%		Annuities	$ 92,380	67.6%
Other Liability	$ 116,616	20.0%		Traditional Life	$ 27,669	20.2%
Automobile	$ 142,639	24.4%		Universal Life	$ 14,951	10.9%
Workers Comp	$ 52,170	8.9%		Miscellaneous	$ 1,794	1.3%
Surety	$ 21,730	3.7%				
Miscellaneous	$ 4,262	0.8%				
TOTAL	$ 584,215	100%		TOTAL	$ 136,794	100%

INSURANCE RATINGS

A.M. Best

Property and casualty "pooled" companies   "A"

United Life Insurance Company   "A-"

Mercer Insurance Group   "A"

PROPERTY & CASUALTY COMPETITORS

Acuity	WR Berkley Companies
Nationwide	Employers Mutual
Auto Owners	General Casualty/QBE
Cincinnati Insurance	Travelers
C N A	Westfield Companies
Liberty Mutual Insurance	West Bend

LIFE COMPETITORS

Western Catholic	State Farm
Pekin	Country Companies
Auto Owners	Cincinnati Life
Amerus	Motorists
Metropolitan	Erie Companies
Prudential	New York Life
Illinois Mutual	EMC

TOP 15 CLASSES
(in force as of 12/13/2009)

DESCRIPTION	WRITTEN PREMIUM ALL LINES COMBINED *(IN THOUSANDS)*	%
Concrete Construction	$38,243	8%
Carpentry (Residential)	$33,292	7%
Excavation	$30,231	7%
Building or Premises (Lessors Risk)	$29,080	6%
Carpentry (Not Otherwise Classified)	$20,276	4%
Grading of Land	$18,287	4%
Automobile Repair or Service Shops	$17,506	4%
Electrical Work	$16,600	4%
Metal Goods Manufacturing/Machine Shops	$15,879	4%
Plumbing (Commercial)	$14,484	3%
Plumbing (Residential)	$14,450	3%
Roofing (Commercial)	$12,111	3%
Landscaping	$11,648	3%
Heating and Air Conditioning	$11,315	2%
Restaurants	$10,153	2%
TOTALS	$293,555	65%

HISTORICAL PERFORMANCE

STATUTORY SURPLUS
(IN THOUSANDS)



DIRECT PREMIUM GROWTH AND MARKET CYCLE
(IN THOUSANDS)



Note: this table does not include Mercer Insurance Companies.

STATUTORY COMBINED RATIO



	00	01	02	03	04	05	06	07	08	09	10
UFG	106.1	104.7	101.9	93.1	86.4	112.5	89.7	82.1	113.4	114.2	99.9
INDUSTRY	110.1	104.7	107.4	100.1	97.6	101.2	92.4	95.5	105.1	101.2	103.0*

■ **UFG**   ■ **INDUSTRY**   *AM Best estimate





10-YEAR RETURN ON EQUITY



	01	02	03	04	05	06	07	08	09	10
ROE	8.98%	6.21%	15.30%	17.93%	1.04%	14.92%	15.55%	-1.88%	4.19%	6.84%
Excluding Katrina					40.14%	20.29%	16.44%	1.95%	-1.59%	8.08%

■ ROE (10-year average: 8.33%)

■ Excluding Katrina (10-year average: 13.95%)

8

RESERVE REDUNDANCY (DEFICIENCY)



BOOK VALUE
(Adjusted for Splits)



COMPETITIVE ADVANTAGES



- Disciplined underwriting

- Exceptional customer service

- Superior loss control services

- Fair and ethical claims handling

- Efficient and effective technology

- Strong agency relationships

RATE CHANGE COMPARISON



UNDERWRITING EXPERIENCE

UNDERWRITING LEVEL	NUMBER OF EMPLOYEES AT EACH LEVEL	UFG EXPERIENCE	AVERAGE TOTAL EXPERIENCE
Associate Underwriter	13	7	7
Underwriter	45	13	15
Senior Underwriter	35	15	25
Supervisor	10	16	22
Manager	6	14	25
AVERAGE EXPERIENCE		13	19

Note: this table does not include employees of Mercer Insurance Companies.

AGENCY RELATIONSHIPS

- We provide coverage our customers need at a reasonable price, preferring quality over volume

- Continually monitor agencies for compatibility

- Criteria: loss ratio, volume, relationship

- Seek "Top Three" position (as measured by direct premiums written)

- Competitive performance-based compensation

AGENCY FORCE



- Average agency size: $0.5 million

- Size of largest agency: $6.7 million

- Premium from top 20: $82.7 million

- Premium from top 100: $199.5 million

ENTERPRISE RISK MANAGEMENT ACTIVITIES

- Established executive ERM committee and Board subcommittee

- Detailed internal control structure

- Employment of a number of practices and committees, at both the Board of Directors and management levels, that foster communication across groups, to enhance the coordination of risk management strategies

- Continuously identify current issues and emerging risks

    - Cyber liability

    - Mercer Insurance Group integration risks

CLAIMS PHILOSOPHY

- FAIR claims service

- FAST claims service

- Use of outside adjusters is infrequent, allowing us to more closely control the adjusting function

- Conservative reserving practices lead to consistent loss reserve redundancies

TOP 10 EQUITIES

Market Value at 12/31/10

(IN THOUSANDS)

US Bancorp	12.9%
Cincinnati Financial Corporation	6.8%
Abbott Laboratories	6.6%
Cummins Inc.	5.7%
Wells Fargo & Company	5.2%
Wintrust Financial Corporation	5.1%
Dow Chemical Company	3.9%
General Electric Company	3.4%
Boeing Company	3.3%
Procter & Gamble Company	3.3%

PORTFOLIO

Conservative investing practices

INVESTMENT	%
Bonds	92%
Equity securities	6%
Other	2%

BOND PORTFOLIO BREAKDOWN



Mortgage Backed: 1%
US Gov: 7%
Foreign: 7%
Utilities: 12%
Other: 13%
Financial: 15%
Industrial: 18%
Municipals*: 27%

*93% of Municipal Bond Holdings rated “A” or better.

INVESTMENT WRITE-DOWNS

(IN THOUSANDS)

2005	2006	2007	2008	2009	2010
$1,208	$406	$105	$9,904	$18,306	$459

CAPITAL MANAGEMENT

- Strong economic capital position (BCAR)

- Prudent reinsurance programs

- Modest debt to capital ratio

- Conservative investments

- History of consistently conservative reserves

- Use of capital—Mercer Insurance companies purchase

- Share repurchase

  - Extension of existing share repurchase approved by Board

    - Authorizing purchase of an additional 1 million shares of common company stock

    - Extending program expiration date to August, 2013

  - Repurchased 323,597 shares of common stock as of 2nd Q of 2011

    - Average price: $18.80

    - Total cost: $6 million

- Replacement of current short-term financing balances by debt issuance later in 2011





2008-2009 UNDERPERFORMANCE



REINSURANCE PROGRAM

- 2011 Catastrophe program
  - $20M retention
  - 95% excess of $20M, up to $200M
- 2011 Core program
  - $2M retention
  - $15M per risk coverage
  - $40M per occurrence coverage

EVENTS IN 2008-2009

- Hurricane Katrina development of $65 million due to unfavorable court rulings
- Record number of catastrophe events in 2008 contributed $76 million to our losses
- A flood in 2008 forced us from our home office to a temporary location for 11 weeks
- Hurricanes Ike and Gustav in 2008 forced temporary closings of our Galveston and New Orleans offices
- Financial downturn in 2008-2009 required investment write-downs of $28 million

CATASTROPHES

(Figures shown net of reinsurance, as of March 31, 2011, except Spring Storms)

1992	Hurricane Andrew	$ 28.1 million assumed
1994	Northridge earthquake	$ 5.6 million assumed
2000	New Orleans hailstorm	$ 25.5 million
2001	9/11 events	$ 11.6 million assumed
2002	Hurricane Lili	$ 9.3 million
2004	Hurricanes Charley, Frances and Jeanne	$ 13.9 million
2005	Hurricanes Katrina and Rita	$312.6 million
2008	Hurricanes Gustav and Ike	$ 35.2 million
2011	Global CAT losses	$ 10 million assumed
2011	Spring storms (Tuscaloosa & Joplin)	$30-35 million



CAT LOSSES
(IN MILLIONS)

CAT LOSSES

NON-CAT LOSSES

	05	06	07	08	09	10
Total	$375.8	$278.5	$245.8	$393.3	$365.7	$290.0
CAT	197.1	59.8	14.1	76.1	22.4	20.0
NON-CAT	178.7	218.7	231.7	317.2	343.3	270.0

CAT MANAGEMENT

EXPOSURE REDUCTION*



100-year Probable Maximum Losses (PMLs)

- Total Exposure (blue)
- Louisiana Exposure (orange)

Date	Total Exposure	Louisiana Exposure
06-06	$285	$279
12-06	$278	$271
06-07	$196	$186
12-07	$154	$143
06-08	$134	$125
12-08	$133	$119
06-09	$126	$114
12-09	$118	$105
06-10	$114	$102
12-10	$107	$91

REALISTIC DISASTER SCENARIOS*

BASED ON APRIL 2010 DATA; $ IN MILLIONS

	SCENARIO	UFG GROSS LOSS	UFG RETURN PERIOD	INDUSTRY GROSS LOSS	INDUSTRY RETURN PERIOD
UFG'S HURRICANE RDS	1. Katrina-type event impacting the New Orleans area	187.2	241	40,679.0	18
	2. Strong CAT 4 storm impacting Galveston/Harris County	169.4	201	126,790.2	115
	3. Moderate CAT 3 storm impacting Tampa/St. Petersburg, FL	50.8	33	51,563.0	25
	4. Two-landfall event on central FL and then Lake Charles, LA/Beaumont, TX	27.7	16	13,711.3	5
LLOYD'S HURRICANE RDS	5. Miami-Dade windstorm: FL-SE_Cat5, LA_Cat3	5.5	5	137,797.8	136
	6. Pinellas windstorm: FL-SW_Cat4, SC_Cat4	113.3	109	122,986.6	108
	7. Gulf of Mexico windstorm Onshore: TX-N_Cat5	129.5	134	115,950.0	97

*from RMS v.10.0



Using CATography™

By simply entering the address or clicking on a location, underwriters can view a property and evaluate the potential catastrophe exposure. This example reveals that the property owner has a hockey rink—undeclared in the insured's application—a hazard that warrants underwriter review.

In addition to standard location views, under-writers can access high-resolution satellite and aerial imagery of properties.

UTILIZE NEW UNDERWRITING TOOLS

- Use CATography™ to
  - Improve risk selection process
  - Improve exposure management
- Use predictive analytics for risk selection and improved profitability





NATIONAL RECOGNITION

- *Super Regional Property/Casualty Insurer™* by Insurance Journal
- *Top 10 Ease of Doing Business Performer* by Deep Customer Connections Inc.
- Named one of the most trustworthy publicly traded companies by Forbes and Audit Integrity

DEEP CUSTOMER **CONNECTIONS**

ACQUISITION OF MERCER INSURANCE GROUP

GEOGRAPHIC DIVERSIFICATION

- Provides expansion of core commercial business outside of Midwest into Mid-Atlantic and West Coast states

- Diversifies risk profile of the company and adds a significant amount of premium

- (20%+) in states where United Fire does not currently operate

- Achieves a better spread of catastrophe risk as Mercer Insurance Group's book of business would not contribute at all to United Fire's Gulf exposure

ECONOMIES OF SCALE

- Increased scale of combined company provides some protection against competition and enhances leverage with agents, reinsurers, and vendors

- The combined company would be a top 100 P&C writer in the U.S. based on DPW with $600 million, over $3.5 billion in assets and approximately $650 million in statutory surplus (depending on financing structure)

PRODUCT DIVERSIFICATION

- Mercer Insurance Group offers a waste haulers program and religious institutions program

- Ability to export United Fire products (Signature Premier, surety and life) and underwriting expertise (predictive modeling and CATography™) across Mercer Insurance Group operation

SIMILAR CULTURES

- Shared conservative underwriting and investment philosophy

- Focus on professional independent insurance agents

- Shared commitment to customer service and fair claims handling

OTHER

- Geographic and product diversification should lead to less volatility in the combined group's earnings

- Our generalist approach to business, combined with Mercer Insurance Group's niche programs will also create diversification













KEY INVESTMENT CONSIDERATIONS

- Experienced senior management

- Proactive capital management

- Financial strength

- Consistent reserving practices and historically reported loss redundancies

- Conservative investment philosophy

- Renewed focus on organic growth

- Local market knowledge, with decentralized underwriting and marketing, while claims, and back-office functions are efficiently centralized







RANDY A. RAMLO
President/Chief Executive Officer
Years at UFG: 27
Years in industry: 27

- Directs and monitors the business operations of all our offices and business segments

- Oversees the implementation of corporate policies on a day-to-day basis

- 1984: joined company as an underwriter

- 1996 to 2001: commercial underwriter

- 2001: named VP, Surety

- 2004: appointed EVP, United Fire Group

- 2007: appointed president and CEO

- BA from University of Northern Iowa

- Professional designations: ARM, CPCU, AIM and AFSB

- Board member: Cedar Rapids Museum of Art

- Board member: Iowa College Fund

- Board member: Priority One, an economic development group

- Executive Advisory Board: University of Northern Iowa College of Business

- Board member: Cedar Rapids Bank & Trust

- Member: CPCU Society and Surety Assoc. of Iowa



MICHAEL T. WILKINS
Executive Vice President
Years at UFG: 25
Years in industry: 25

- Responsible for Mercer Insurance Group integration

- Responsible for development of information technology

- Directs company's reinsurance and personal lines segments

- 1985: joined UFG as computer programmer

- 1990 to 1998: Product support manager

- 1998: named VP of Central Plains regional office

- 2002: named VP of administration

- 2007: appointed EVP

- BS and MBA from University of Iowa

- Professional designations: ARP, CPCU

- Board member: United Way of East Central Iowa and Four Oaks

- Member: CPCU Society



DIANNE M. LYONS
Vice President/Chief Financial Officer
Years at UFG: 27
Years in industry: 27

- Directs the company's financial goals, objectives and budgets

- Oversees investor relations

- Oversees regulatory filings

- 1983: joined UFG as records librarian

- 1984 to 1985: accounting general clerk

- 1986 to 2000: accountant

- 2000: promoted to controller and accounting manager

- 2003: named vice president of United Fire

- 2006: appointed chief financial officer

- BA from Coe College

- Professional designations: AIAF, AAM, CPCU, LOMA LEVEL 1

- Member: CPCU Society



MICHAEL J. SHEELEY
VP/COO UNITED LIFE
INSURANCE COMPANY
Years at UFG: 25
Years in industry: 25



BARRIE W. ERNST
VP/CIO
Years at UFG: 8
Years in industry: 31



NEAL R. SCHARMER
VP/General Counsel
Years at UFG: 15
Years in industry: 21



DAVID E. CONNER
VP/CCO
Years at UFG: 12
Years in industry: 28



UNITED FIRE GROUP®

118 Second Avenue SE

Cedar Rapids, Iowa 52401

www.ufgAgent.com

1-800-332-7977

ADM-2009 (updated 06292011)